             This announcement is neither an offer to purchase nor a
           solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated July 14, 2000, and their related Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

                      Notice of Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock

                                       of

                             Business Resource Group

                                       at

                               $9.25 Net Per Share

                                       by

                           BRG Acquisition Corporation

                          which is indirectly owned by

                                 BR Holdings LLC


BRG Acquisition Corporation, a Delaware corporation (the "Purchaser"), which is indirectly owned by BR Holdings LLC, a Delaware limited liability company, is offering to purchase for cash all outstanding shares of common stock, par value $0.01 per share (the "Common Shares"), of Business Resource Group, a Delaware corporation (the "Company"), at a price (the "Offer Price") of $9.25 per Share, net to the seller in cash without interest, on the terms and subject to the conditions set forth in an Offer to Purchase, dated July 11, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which terms and conditions constitute the "Offer Documents").

     ----------------------------------------------------------------------
       THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, AUGUST 11, 2000, UNLESS THE OFFER IS EXTENDED.
     ----------------------------------------------------------------------

The Offer is conditioned on, among other things, at least 51% of the outstanding Common Shares the Purchaser and its parent do not own or have agreements to purchase being properly tendered and not withdrawn. The Purchaser may not waive this condition without the Company's consent. The Offer is also conditioned on a sufficient number of shares being properly tendered and not withdrawn so that, when those shares are accepted, the Purchaser and its parent will own at least 53.5% of the outstanding common stock. The Offer is not conditioned on the ability of the Purchaser to obtain financing (but it is subject to some other conditions).

The Offer is being made pursuant to a Plan and Agreement Merger, dated July 7, 2000 (the "Merger Agreement"), pursuant to which, the Purchaser will be merged into the Company in a transaction (the "Merger") (which Merger may be preceded by the re-incorporation of the Company in the State of Delaware), in which the Company will become wholly owned by the Purchaser's stockholders, and the Shares not owned by the Purchaser will be converted into the right to receive cash equal to the per share amount which is paid for Shares tendered in response to the Offer (which will be at least $9.25 per share).

THE BOARD OF DIRECTORS OF THE COMPANY, BASED ON A RECOMMENDATION OF A SPECIAL COMMITTEE, (1) HAS APPROVED THE OFFER AND THE MERGER WHICH MAY FOLLOW THE OFFER,
(2) HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS, AND (3) RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN RESPONSE TO THE OFFER.

The Offer will expire at 5:00 p.m. on August 11, 2000, unless it is extended. The Purchaser has the right to extend the Offer to not later than September 8, 2000. It will require the Company's consent to extend the Offer beyond that date. Shares tendered in response to the Offer may be withdrawn at any time prior to the Expiration Time and, unless they have been accepted for payment by the Purchaser, may also be withdrawn at any time after August 8, 2000. If the Offer is extended for a period following the Expiration Time, Shares tendered the subsequent period may not be withdrawn and will be accepted for payment promptly after they are received.

For purposes of the Offer, the Purchaser will be deemed to accept for payment, and thereby purchase, all the Shares which are properly tendered and not withdrawn when and if the Purchaser gives oral or written notice to American Stock Transfer and Trust Company (the "Depositary") that the Purchaser is accepting those Shares for payment. Payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving the payment from the Purchaser and transmitting payment to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing shares (or a timely Book-Entry Confirmation of transfer of Shares into an account maintained by the Depositary at The Depository Trust Company, pursuant to the procedures set forth in Section 9 of the Offer to Purchase, (b) a Letter of Transmittal (or a facsimile of one), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined in the Offer to Purchase), in connection with a book-entry delivery, and (c) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering stockholders at the same time, depending upon when certificates or Book-Entry Confirmations are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price of the Shares, regardless of any extension of the Offer or any delay in paying for Shares.

         Questions and requests for assistance may be directed to the Information Agent as named below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at the Purchaser's expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                     The Information Agent for the Offer is:

                              D.F. King & Co., Inc.
                                 77 Water Street
                          New York, New York 10005-4495
                 Banks and Brokers Call Collect: (212) 269-5550
                    All Others Call Toll Free: (800) 758-5378


July 12, 2000